================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                 August 7, 2006

                        BUENAVENTURA MINING COMPANY INC.
                 (Translation of Registrant's Name into English)

                               CARLOS VILLARAN 790
                          SANTA CATALINA, LIMA 13, PERU
                    (Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

================================================================================

Translation of a report and consolidated financial statements originally issued in Spanish - see Note 16 to the consolidated financial statements

COMPANIA DE MINAS BUENAVENTURA S.A.A. AND SUBSIDIARIES

Interim unaudited consolidated financial information as of June 30, 2006 and 2005 and for the three and six-month periods then ended

Report of Independent Auditors

To the Shareholders of Compania de Minas Buenaventura S.A.A.

1. We have reviewed the accompanying consolidated balance sheet of Compania de Minas Buenaventura S.A.A. (a Peruvian company) and subsidiaries as of June 30, 2006, the consolidated statements of income and cash flows for the three-month and six-month periods ended June 30, 2006 and 2005 and the consolidated statements of changes in shareholders' equity for the six-months periods then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these consolidated financial statements based on our review.

2. The financial statements of Minera Yanacocha S.R.L. (an equity accounted affiliated entity in which the Company has a 43.65 percent interest through its subsidiary Compania Minera Condesa S.A.) and of Sociedad Minera Cerro Verde S.A.A. (an equity accounted affiliated entity in which the Company has an 18.50 and 18.214 percent interest as of June 30, 2006 and 2005, respectively), as of June 30, 2006 and 2005 and for the six-month periods then ended, have been reviewed by other auditors, whose reports have been furnished to us. In the consolidated financial statements of the Company, the Company's investment and share of the net income in Minera Yanacocha S.R.L. and Sociedad Minera Cerro Verde S.A.A., resulting from the application of the equity method of accounting, amount to S/2,518.9 million as of June 30, 2006 (S/1,718.4 million as of June 30, 2005) and to S/681.4 million for the six-month period then ended (S/318.8 million for the six-month period ended June 30, 2005), respectively.

3. We conducted our review in accordance with applicable auditing standards in Peru for interim reviews. Those standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquire of company personnel and analytical procedures applied to consolidated financial data and thus provide less assurance than an audit. We have not performed an audit and, accordingly, we do not express such an opinion.

4. Based on our review and on the limited reports of the auditors of Minera Yanacocha S.R.L. and Sociedad Minera Cerro Verde S.A.A., we are not aware of any material modification that should be made to the accompanying consolidated financial statements referred above to be in conformity with generally accepted accounting principles in Peru.

5. We have previously audited, in accordance with generally accepted auditing standards in Peru, the accompanying consolidated balance sheet of Compania de Minas Buenaventura S.A.A. and subsidiaries as of December 31, 2005, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the year then ended. Our report dated February 17, 2006 expressed an unqualified opinion on those consolidated financial statements.

Countersigned by:

------------------------
Victor Burga
C.P.C. Register No.14859

Lima, Peru
July 19, 2006

Translation of consolidated financial statements originally issued in Spanish - See Note 16

COMPANIA DE MINAS BUENAVENTURA S.A.A. AND SUBSIDIARIES

Consolidated Balance Sheets
As of December 31, 2005 (audited) and June 30, 2006 (unaudited)

                                                      NOTE         2005         2006         2006
                                                   ----------   ----------   ----------   ----------
                                                                  S/(000)      S/(000)     US$(000)
                                                                                           (Note 4)
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                   5      332,102      466,424      143,075
Investment funds                                                    52,884       54,264       16,646
Gold Certificates                                           6            -      199,549       61,211
Trade accounts receivable                                           93,354      134,806       41,352
Other accounts receivable, net                                      19,089       14,810        4,543
Accounts receivable from affiliates                        13       66,038       62,093       19,047
Inventories, net                                                    94,377       91,641       28,111
Current portion of prepaid tax and expenses                         43,182       50,014       15,342
                                                                ----------   ----------   ----------
TOTAL CURRENT ASSETS                                               701,026    1,073,601      329,327
Long - term accounts receivable                                      5,044        4,983        1,529
Prepaid tax and expenses                                            12,405       13,524        4,149
Investments in shares                                       7    2,502,267    2,814,236      863,263
Property, plant and equipment, net                          8      583,281      586,331      179,856
Development costs, net                                             163,924      169,460       51,982
Other assets                                                         5,303        4,855        1,488
Deferred income tax and workers' profit sharing
  asset, net                                               10      308,091      372,871      114,378
                                                                ----------   ----------   ----------
TOTAL ASSETS                                                     4,281,341    5,039,861    1,545,972
                                                                ==========   ==========   ==========

                                                      NOTE         2005         2006         2006
                                                   ----------   ----------   ----------   ----------
                                                                  S/(000)      S/(000)     US$(000)
                                                                                           (Note 4)
LIABILITIES AND SHAREHOLDERS' EQUITY, NET
CURRENT LIABILITIES

Bank loans                                                 11       26,229       60,310       18,500
Trade accounts payable                                              53,089       68,746       21,088
Dividends and other current liabilities                            204,596      229,517       70,404
Derivative instruments                                     14       59,138        1,452          445
Current portion of long-term debt                                    1,631        2,112          648
Deferred income from sale of future production             14      107,079      158,409       48,592
                                                                ----------   ----------   ----------
TOTAL CURRENT LIABILITIES                                          451,762      520,546      159,677

Other long-term liabilities                                         96,852       85,224       26,144
Derivative instruments                                     14      168,017            -            -
Long-term debt                                                       1,367          930          285
Deferred income from sale of future production             14      613,791      735,930      225,745
                                                                ----------   ----------   ----------
TOTAL LIABILITIES                                                1,331,789    1,342,630      411,851
                                                                ----------   ----------   ----------
SHAREHOLDERS' EQUITY, NET
Capital stock, net of treasury shares of
   S/49,659,000                                                    596,755      596,755      183,054
Investment shares, net of treasury shares of
   S/127,000                                                         1,622        1,622          498
Additional capital                                                 609,734      609,734      187,035
Legal reserve                                                      129,276      129,276       39,655
Other reserves                                                         923          923          283
Retained earnings                                                1,598,717    2,376,989      729,138
Cumulative translation loss                                        (67,962)    (183,282)     (56,221)
Cumulative unrealized gain on investments in
   shares carried at fair value                                        240          262           80
                                                                ----------   ----------   ----------
                                                                 2,869,305    3,532,279    1,083,522
                                                                ----------   ----------   ----------
Minority interest                                                   80,247      164,952       50,599
                                                                ----------   ----------   ----------
TOTAL SHAREHOLDERS' EQUITY, NET                                  2,949,552    3,697,231    1,134,121
                                                                ----------   ----------   ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY, NET                  4,281,341    5,039,861    1,545,972
                                                                ==========   ==========   ==========

COMPANIA DE MINAS BUENAVENTURA S.A.A. AND SUBSIDIARIES

Consolidated Statements of Income (unaudited)
For the three and six-month periods ended June 30, 2005 and 2006

                                                                  FOR THE THREE-MONTH
                                                                 PERIODS ENDED JUNE 30
                                                     --------------------------------------------
                                                         2005            2006            2006
                                                     ------------    ------------    ------------
                                                        S/(000)         S/(000)        US$(000)
                                                                                       (Note 4)
OPERATING REVENUES

Net sales, note 12                                        232,031         457,875         140,452
Realized income from sale of future production,
  note 14                                                  23,603          42,721          13,105
Royalties income, note 13(b)                               31,053          49,011          15,034
                                                     ------------    ------------    ------------
TOTAL REVENUES                                            286,687         549,607         168,591
                                                     ------------    ------------    ------------
Costs of operation

Operating costs, note 12                                   89,749         121,190          37,174
Exploration and development costs in operational
  mining sites                                             33,721          43,484          13,339
Depreciation and amortization                              20,517          23,735           7,281
                                                     ------------    ------------    ------------
TOTAL COSTS OF OPERATION                                  143,987         188,409          57,794
                                                     ------------    ------------    ------------
GROSS MARGIN                                              142,700         361,198         110,797
                                                     ------------    ------------    ------------
OPERATING EXPENSES

General and administrative                                 17,937          28,988           8,892
Exploration costs in non-operational mining sites          21,332          23,787           7,297
Royalties to third parties                                  7,114          13,214           4,053
Royalties to Peruvian Government                            2,138           7,299           2,239
Selling                                                     3,558           5,341           1,639
Amortization of other assets                                  248             223              68
                                                     ------------    ------------    ------------
TOTAL OPERATING EXPENSES                                   52,327          78,852          24,188
                                                     ------------    ------------    ------------
OPERATING INCOME                                           90,373         282,346          86,609
                                                     ------------    ------------    ------------
OTHER INCOME (EXPENSES), NET
Share in affiliated companies, net, note 7(b)             146,106         367,471         112,721
Gain (loss) from change in the fair value of
  derivative instruments                                   (4,380)           (210)            (64)
Interest income                                             4,802           1,567             481
Exchange difference gain (loss)                               578         (15,897)         (4,876)
Interest expenses                                          (1,807)         (1,052)           (323)
Loss from change in the market value of gold
  certificates, note 6                                          -         (22,427)         (6,879)
Other, net                                                 (3,325)          5,124           1,571
                                                     ------------    ------------    ------------
TOTAL OTHER INCOME, NET                                   141,974         334,576         102,631
                                                     ------------    ------------    ------------
INCOME BEFORE WORKERS' PROFIT SHARING, INCOME
  TAX AND MINORITY INTEREST                               232,347         616,922         189,240
Workers' profit sharing, note 10                            8,094         (19,680)         (6,037)
Income tax, note 10                                        19,225         (82,689)        (25,365)
                                                     ------------    ------------    ------------
NET INCOME BEFORE MINORITY INTEREST                       259,666         514,553         157,838
Minority interest                                          (8,546)        (64,455)        (19,771)
                                                     ------------    ------------    ------------
NET INCOME                                                251,120         450,098         138,067
                                                     ============    ============    ============
BASIC AND DILUTED EARNINGS PER SHARE, OF
  COMPANIA DE MINAS BUENAVENTURA S.A.A., STATED
  IN PERUVIAN NUEVOS SOLES AND U.S. DOLLARS                  1.97            3.54            1.09
                                                     ============    ============    ============
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING         127,236,219     127,221,164     127,221,164
                                                     ============    ============    ============

                                                                  FOR THE SIX-MONTH
                                                                PERIODS ENDED JUNE 30
                                                     --------------------------------------------
                                                         2005            2006            2006
                                                        S/(000)         S/(000)        US$(000)
                                                     ------------    ------------    ------------
                                                                                       (Note 4)
OPERATING REVENUES

Net sales, note 12                                        451,657         814,679         249,902
Realized income from sale of future production,
  note 14                                                  41,681          85,442          26,209
Royalties income, note 13(b)                               63,924          92,809          28,469
                                                     ------------    ------------    ------------
TOTAL REVENUES                                            557,262         992,930         304,580
                                                     ------------    ------------    ------------
COSTS OF OPERATION

Operating costs, note 12                                  174,754         248,826          76,327
Exploration and development costs in operational
  mining sites                                             62,389          80,384          24,658
Depreciation and amortization                              38,477          43,998          13,496
                                                     ------------    ------------    ------------
TOTAL COSTS OF OPERATION                                  275,620         373,208         114,481
                                                     ------------    ------------    ------------
GROSS MARGIN                                              281,642         619,722         190,099
                                                     ------------    ------------    ------------
OPERATING EXPENSES

General and administrative                                 39,757          56,158          17,226
Exploration costs in non-operational mining sites          40,791          51,771          15,881
Royalties to third parties                                 13,159          21,883           6,713
Royalties to Peruvian Government                            3,692          10,581           3,246
Selling                                                     7,174           9,400           2,883
Amortization of other assets                                  496             448             137
                                                     ------------    ------------    ------------
TOTAL OPERATING EXPENSES                                  105,069         150,241          46,086
                                                     ------------    ------------    ------------
OPERATING INCOME                                          176,573         469,481         144,013
                                                     ------------    ------------    ------------
OTHER INCOME (EXPENSES), NET
Share in affiliated companies, net, note 7(b)             314,034         677,397         207,790
Gain (loss) from change in the fair value of
  derivative instruments                                   11,441         (44,086)        (13,523)
Interest income                                             8,736           4,795           1,471
Exchange difference gain (loss)                            (2,079)        (22,223)         (6,817)
Interest expenses                                          (2,941)         (3,078)           (944)
Loss from change in the market value of gold
  certificates, note 6                                          -         (22,427)         (6,879)
Other, net                                                 (8,816)          4,773           1,463
                                                     ------------    ------------    ------------
TOTAL OTHER INCOME, NET                                   320,375         595,151         182,561
                                                     ------------    ------------    ------------
INCOME BEFORE WORKERS' PROFIT SHARING, INCOME
  TAX AND MINORITY INTEREST                               496,948       1,064,632         326,574
Workers' profit sharing, note 10                            1,762         (11,787)         (3,616)
Income tax, note 10                                       (11,502)        (68,709)        (21,076)
                                                     ------------    ------------    ------------
NET INCOME BEFORE MINORITY INTEREST                       487,208         984,136         301,882
Minority interest                                         (19,838)       (114,111)        (35,003)
                                                     ------------    ------------    ------------
NET INCOME                                                467,370         870,025         266,879
                                                     ============    ============    ============
BASIC AND DILUTED EARNINGS PER SHARE, OF
  COMPANIA DE MINAS BUENAVENTURA S.A.A., STATED
  IN PERUVIAN NUEVOS SOLES AND U.S. DOLLARS                  3.67            6.84            2.10
                                                     ============    ============    ============
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING         127,236,219     127,221,164     127,221,164
                                                     ============    ============    ============

The accompanying notes are an integral part of these consolidated statements.

COMPANIA DE MINAS BUENAVENTURA S.A.A. AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders' Equity (unaudited) For the three and six-month periods ended June 30, 2005 and 2006

                                                                   SHAREHOLDERS' EQUITY OF BUENAVENTURA
                                                     -----------------------------------------------------------------
                                                     CAPITAL STOCK, NET OF TREASURY
                                                                SHARES
                                                     -------------------------------
                                                        NUMBER OF         COMMON         INVESTMENT       ADDITIONAL
                                                         SHARES           SHARES           SHARES           CAPITAL
                                                     --------------   --------------   --------------   --------------
                                                                         S/(000)          S/(000)          S/(000)
BALANCE AS OF JANUARY 1ST, 2005                         126,879,832          596,755            1,683          610,659
Declared and paid dividends, note 9(a)                            -                -                -                -
Realized revenue from sale of future production
   of subsidiary                                                  -                -                -                -
Capitalization of accounts payable to minority
   interest shareholders in Minera Minasnioc
   S.A.C                                                          -                -                -                -
Cumulative loss for translation of investment in
   Minera Yanacocha S.R.L., maintained through
   Compania Minera Condesa S.A and Sociedad
   Minera Cerro Verde S.A.A                                       -                -                -                -
Others                                                            -                -                -                -
Net income                                                        -                -                -                -
                                                     --------------   --------------   --------------   --------------
BALANCE AS OF JUNE 30, 2005                             126,879,832          596,755            1,683          610,659
                                                     ==============   ==============   ==============   ==============
BALANCE AS OF JANUARY 1ST, 2006                         126,879,832          596,755            1,622          609,734
Declared and paid dividends, note 9(e)                            -                -                -                -
Investments in shares maintained at fair value                    -                -                -                -
Dissolution of minority interest in Minas
   Poracota S.A                                                   -                -                -                -
Cumulative loss for translation of investment in
   Minera Yanacocha S.R.L., maintained through
   Compania Minera Condesa S.A and Sociedad
   Minera Cerro Verde S.A.A., note 7(a)                           -                -                -                -
Net income                                                        -                -                -                -
                                                     --------------   --------------   --------------   --------------
BALANCE AS OF JUNE 30, 2006                             126,879,832          596,755            1,622          609,734
                                                     ==============   ==============   ==============   ==============

                                                                   SHAREHOLDERS' EQUITY OF BUENAVENTURA
                                                     -----------------------------------------------------------------
                                                                                                          CUMULATIVE
                                                         LEGAL            OTHER           RETAINED        TRANSLATION
                                                        RESERVE          RESERVES         EARNINGS           LOSS
                                                     --------------   --------------   --------------   --------------
                                                        S/(000)          S/(000)          S/(000)          S/(000)
BALANCE AS OF JANUARY 1ST, 2005                             129,276              923          799,323         (158,861)
Declared and paid dividends, note 9(a)                            -                -          (74,425)               -
Realized revenue from sale of future production
   of subsidiary                                                  -                -                -                -
Capitalization of accounts payable to minority
   interest shareholders in Minera Minasnioc
   S.A.C                                                          -                -                -                -
Cumulative loss for translation of investment in
   Minera Yanacocha S.R.L., maintained through
   Compania Minera Condesa S.A and Sociedad
   Minera Cerro Verde S.A.A                                       -                -                -          (10,130)
Others                                                            -                -                -                -
Net income                                                        -                -          467,370                -
                                                     --------------   --------------   --------------   --------------
BALANCE AS OF JUNE 30, 2005                                 129,276              923        1,192,268         (168,991)
                                                     ==============   ==============   ==============   ==============
BALANCE AS OF JANUARY 1ST, 2006                             129,276              923        1,598,717          (67,962)
Declared and paid dividends, note 9(e)                            -                -          (91,753)               -
Investments in shares maintained at fair value                    -                -                -                -
Dissolution of minority interest in Minas
   Poracota S.A                                                   -                -                -                -
Cumulative loss for translation of investment in
   Minera Yanacocha S.R.L., maintained through
   Compania Minera Condesa S.A and Sociedad
   Minera Cerro Verde S.A.A., note 7(a)                           -                -                -         (115,320)
Net income                                                        -                -          870,025                -
                                                     --------------   --------------   --------------   --------------
BALANCE AS OF JUNE 30, 2006                                 129,276              923        2,376,989         (183,282)
                                                     ==============   ==============   ==============   ==============


                                                           SHAREHOLDERS' EQUITY OF BUENAVENTURA
                                                     ------------------------------------------------
                                                       CUMULATIVE
                                                       UNREALIZED
                                                       GAIN ON
                                                       INVESTMENTS      DEFERRED
                                                        IN SHARES      INCOME FROM
                                                        CARRIED       SALE OF FUTURE
                                                        AT FAIR        PRODUCTION OF
                                                         VALUE          SUBSIDIARY         TOTAL
                                                     --------------   --------------   --------------
                                                        S/(000)          S/(000)          S/(000)
BALANCE AS OF JANUARY 1ST, 2005                                 288           (1,051)       1,978,995
Declared and paid dividends, note 9(a)                            -                -          (74,425)
Realized revenue from sale of future production
   of subsidiary                                                  -              940              940
Capitalization of accounts payable to minority
   interest shareholders in Minera Minasnioc
   S.A.C                                                          -                -                -
Cumulative loss for translation of investment in
   Minera Yanacocha S.R.L., maintained through
   Compania Minera Condesa S.A and Sociedad
   Minera Cerro Verde S.A.A                                       -                -          (10,130)
Others                                                            -                -                -
Net income                                                        -                -          467,370
                                                     --------------   --------------   --------------
BALANCE AS OF JUNE 30, 2005                                     288             (111)       2,362,750
                                                     ==============   ==============   ==============
BALANCE AS OF JANUARY 1ST, 2006                                 240                -        2,869,305
Declared and paid dividends, note 9(e)                            -                -          (91,753)
Investments in shares maintained at fair value                   22                -               22
Dissolution of minority interest in Minas
   Poracota S.A                                                   -                -                -
Cumulative loss for translation of investment in
   Minera Yanacocha S.R.L., maintained through
   Compania Minera Condesa S.A and Sociedad
   Minera Cerro Verde S.A.A., note 7(a)                           -                -         (115,320)
Net income                                                        -                -          870,025
                                                     --------------   --------------   --------------
BALANCE AS OF JUNE 30, 2006                                     262                -        3,532,279
                                                     ==============   ==============   ==============

                                                                          TOTAL
                                                        MINORITY       SHAREHOLDERS'
                                                        INTEREST          EQUITY
                                                     --------------   --------------
                                                        S/(000)          S/(000)
BALANCE AS OF JANUARY 1ST, 2005                              40,663        2,019,658
Declared and paid dividends, note 9(a)                      (18,250)         (92,675)
Realized revenue from sale of future production
   of subsidiary                                                 51              991
Capitalization of accounts payable to minority
   interest shareholders in Minera Minasnioc
   S.A.C                                                      2,568            2,568
Cumulative loss for translation of investment in
   Minera Yanacocha S.R.L., maintained through
   Compania Minera Condesa S.A and Sociedad
   Minera Cerro Verde S.A.A.                                      -          (10,130)
Others                                                        1,078            1,078
Net income                                                   19,838          487,208
                                                     --------------   --------------
BALANCE AS OF JUNE 30, 2005                                  45,948        2,408,698
                                                     ==============   ==============
BALANCE AS OF JANUARY 1ST, 2006                              80,247        2,949,552
Declared and paid dividends, note 9(e)                      (26,106)        (117,859)
Investments in shares maintained at fair value                    -               22
Dissolution of minority interest in Minas
   Poracota S.A                                              (3,300)          (3,300)
Cumulative loss for translation of investment in
   Minera Yanacocha S.R.L., maintained through
   Compania Minera Condesa S.A and Sociedad
   Minera Cerro Verde S.A.A., note 7(a)                           -         (115,320)
Net income                                                  114,111          984,136
                                                     --------------   --------------
BALANCE AS OF JUNE 30, 2006                                 164,952        3,697,231
                                                     ==============   ==============

The accompanying notes are an integral part of these consolidated statements.

COMPANIA DE MINAS BUENAVENTURA S.A.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (unaudited)
For the three and six-month periods ended June 30, 2005 and 2006

                                                           FOR THE THREE-MONTH                     FOR THE SIX-MONTH
                                                          PERIODS ENDED JUNE 30                  PERIODS ENDED JUNE 30
                                                   ------------------------------------   ------------------------------------
                                                      2005         2006         2006         2005         2006         2006
                                                   ----------   ----------   ----------   ----------   ----------   ----------
                                                     S/(000)      S/(000)     US$(000)      S/(000)      S/(000)     US$(000)
                                                                              (Note 4)                                (Note 4)
OPERATING ACTIVITIES
Collection from customers                             191,905      431,152      132,255      437,709      773,227      237,186
Collection of dividends                                86,503      128,226       39,333      129,180      259,870       79,715
Collection of royalties                                34,255       42,992       13,188       70,505       98,630       30,255
Recoveration of value added tax receivable              6,277        7,650        2,347       12,929       31,460        9,650
Collection of interest                                  4,222        1,462          448        7,883        4,214        1,293
Payments to suppliers and third parties              (100,669)    (148,888)     (45,671)    (215,345)    (293,749)     (90,108)
Purchase of Gold Certificates                               -     (222,841)     (68,356)           -     (222,841)     (68,356)
Payments to employees                                 (42,725)     (43,476)     (13,336)     (84,702)    (108,731)     (33,352)
Payments of exploration expenditures                  (45,478)     (50,761)     (15,571)     (87,296)    (103,594)     (31,778)
Payments of income tax                                (32,237)     (51,430)     (15,776)     (45,844)     (79,224)     (24,302)
Payments of royalties                                 (15,782)     (17,353)      (5,323)     (22,021)     (31,509)      (9,665)
Payments of interest                                   (1,807)      (1,052)        (323)      (2,941)      (3,078)        (944)
                                                   ----------   ----------   ----------   ----------   ----------   ----------
NET CASH PROVIDED BY OPERATING ACTIVITIES              84,464       75,681       23,215      200,057      324,675       99,594
                                                   ----------   ----------   ----------   ----------   ----------   ----------
INVESTING ACTIVITIES
Purchase of plant and equipment                       (13,519)     (30,255)      (9,281)     (21,574)     (52,651)     (16,151)
Decrease (increase) on time deposits                    6,930      (32,590)      (9,997)      13,860      (32,590)      (9,997)
Development cost expenditures                         (14,992)     (15,558)      (4,772)     (25,090)     (28,233)      (8,660)
Payments from derivative instruments settled,
  net                                                  (5,907)      (3,694)      (1,133)     (13,207)     (12,821)      (3,933)
Payments by purchase of investments in shares        (504,040)        (798)        (245)    (504,040)     (10,002)      (3,068)
Decrease (increase) of investment fund                  4,053            -            -       38,869       (3,290)      (1,009)
Proceeds from sale of plant and equipment               1,372          121           37        1,372          378          116
                                                   ----------   ----------   ----------   ----------   ----------   ----------
NET CASH USED IN INVESTING ACTIVITIES                (526,103)     (82,774)     (25,391)    (509,810)    (139,209)     (42,702)
                                                   ----------   ----------   ----------   ----------   ----------   ----------
Financing activities
Increase of bank loans, net                            53,747       42,902       13,160       52,114       34,081       10,454
Increase (decrease) of long-term debt                 (10,363)        (645)        (198)     (22,702)          44           13
Payments of dividends for minority interest
  shareholders                                        (18,250)     (11,919)      (3,656)     (18,250)     (26,106)      (8,008)
Payments of dividends                                 (74,388)     (91,753)     (28,145)     (74,388)     (91,753)     (28,145)
                                                   ----------   ----------   ----------   ----------   ----------   ----------
NET CASH USED IN FINANCING ACTIVITIES                 (49,254)     (61,415)     (18,839)     (63,226)     (83,734)     (25,686)
                                                   ----------   ----------   ----------   ----------   ----------   ----------
Net increase (decrease) in cash during the
  period                                             (490,893)     (68,508)     (21,015)    (372,979)     101,732       31,206
Cash at beginning of period                           708,521      502,342      154,093      590,607      332,102      101,872
                                                   ----------   ----------   ----------   ----------   ----------   ----------
CASH AT PERIOD-END                                    217,628      433,834      133,078      217,628      433,834      133,078
                                                   ==========   ==========   ==========   ==========   ==========   ==========

                                                           FOR THE THREE-MONTH                     FOR THE SIX-MONTH
                                                          PERIODS ENDED JUNE 30                  PERIODS ENDED JUNE 30
                                                   ------------------------------------   ------------------------------------
                                                      2005         2006         2006         2005         2006         2006
                                                   ----------   ----------   ----------   ----------   ----------   ----------
                                                     S/(000)      S/(000)     US$(000)      S/(000)      S/(000)     US$(000)
                                                                              (Note 4)                               (Note 4)
RECONCILIATION OF NET INCOME TO NET CASH
   PROVIDED BY OPERATING ACTIVITIES

Net income                                            251,120      450,098      138,067      467,370      870,025      266,879
ADD (DEDUCT)

Minority interest                                       8,546       64,455       19,771       19,838      114,111       35,003
Depreciation and amortization                          20,502       24,635        7,557       39,008       45,632       13,998
Loss (gain) from change in the fair value of
  derivative instruments                                4,380          210           64      (11,441)      44,086       13,523
Amortization of development costs                       9,590       13,544        4,155       15,586       23,136        7,097
Exchange difference loss (gain), net                     (578)      15,897        4,876        2,079       22,223        6,817
Loss from change in the market value of Gold
  Certificates                                              -       22,427        6,879            -       22,427        6,879
Long-term officers' compensation, net                       -        2,570          788            -        6,341        1,945
Net cost of retired plant and equipment                   209          145           44          641          588          180
Amortization of other assets                              248          223           68          496          448          137
Accretion Expenses                                        974       (4,155)      (1,274)       1,948          160           49
Share in affiliated companies, net of dividends       (59,603)    (239,245)     (73,388)    (184,854)    (417,527)    (128,076)
Realized income from sale of future production        (23,603)     (42,721)     (13,105)     (41,681)     (85,442)     (26,209)
Loss (gain) for deferred income tax and workers'
  profit sharing expenses                             (52,183)      12,569        3,856      (45,443)     (64,780)     (19,871)
Loss (gain) from change in the fair value of
   investment funds                                    (1,469)        (197)         (60)      (1,578)        (744)        (228)
Other                                                  (3,904)           -            -        2,382            -            -
NET CHANGES IN ASSETS AND LIABILITIES ACCOUNTS
Decrease (increase) of operating assets -
      Gold Certificates                                     -     (222,841)     (68,356)           -     (222,841)     (68,356)
      Trade accounts receivable                       (40,126)     (26,723)      (8,197)     (13,948)     (41,452)     (12,715)
      Other accounts receivable                        (4,021)       1,943          596         (707)       4,340        1,331
      Accounts receivable from affiliates               1,886       (5,863)      (1,798)       6,960        3,945        1,210
      Inventories                                      (5,507)      (1,091)        (334)      (8,514)       2,375          729
      Prepaid tax and expenses                        (13,730)      (4,205)      (1,290)     (11,786)      (7,951)      (2,439)
Increase (decrease) of operating liabilities -
      Trade accounts payable                          (10,416)      20,883        6,406      (13,812)      15,657        4,804
      Other liabilities                                 2,149       (6,877)      (2,110)     (22,487)     (10,082)      (3,093)
                                                   ----------   ----------   ----------   ----------   ----------   ----------
NET CASH PROVIDED BY OPERATING ACTIVITIES              84,464       75,681       23,215      200,057      324,675       99,594
                                                   ==========   ==========   ==========   ==========   ==========   ==========
TRANSACTION THAT DID NOT AFFECT CASH FLOWS:
Transfer from derivative instruments to deferred
   income from sale of future production              172,540            -            -      172,540      258,911       79,421

Compania de Minas Buenaventura S.A.A. and subsidiaries

Notes to the Consolidated Financial Statements (unaudited)
As of June 30, 2005 and 2006

1.   Business activity

     Compania de Minas Buenaventura S.A.A. (hereafter "Buenaventura" or "the Company") is a public company incorporated in 1953. It is engaged in the exploration (individually and in association with third parties), extraction, concentration and commercialization of polymetallic ores. The main activities are presented in the note 2.

2.   Interim unaudited consolidated financial statements

     Presentation Basis -

     The accompanying interim consolidated financial statements for the three-month and six-month periods ended June 30, 2006 have been prepared in conformity with IAS 34 "Interim Financial Reporting".

     The interim consolidated financial statements do not include all the information and disclosures required in the Company's annual consolidated financial statements and should be read together with the consolidated financial statements as of December 31, 2005.

     Significant accounting principles and practices -

     (a) The criteria and accounting basis used by Buenaventura and its subsidiaries in preparing the accompanying interim consolidated financial statements, are similar to those used in the preparation of the Company's annual consolidated financial statements, except for the adoption of the International Accounting Standards (IAS) revised and the new International Financial Reporting Standards
            (IFRS), effective in Peru since January 1st, 2006. The effect of the adoption of those standards is shown below:

            -    IAS 1, 10, 16, 17, 24, 27, 32, 33, 39 (all revised in 2003),
                 IAS 39 (revised in 2004) and IFRS 3, 4, 5 and 6 have not had a significant effect in the Company's accounting policies.

            - IFRS 1 (revised in 2003) has mainly affected the presentation of the minority interest as part of the shareholders' equity, net.

            - In order to comply with IFRS 2 "Share-Based Payment", the Company has recorded the fair value of the stock appreciation rights in the caption "Other current liabilities". Until December 31, 2005, such compensation was recorded at its intrinsic value. The effect of the adoption of IFRS 2 would not be significant to the consolidated financial statements as of June 30, 2006.

            - In order to comply with IAS 8 "Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies" (revised in 2003), the Company had given retroactive effect to the change in the accounting principle related to the deferred stripping costs as of June 1st, 2005 (see note 3(b) of the 2005 consolidated audited report).

            - In order to comply with IAS 28 "Accounting for Investments in Associates" (modified in 2003), when an investment in an associate no longer meets the criteria to be recorded at its fair value, it should be recorded using the equity method with retroactive effects. The financial statements of prior years should be modified conveniently. Therefore, the investment in Cerro Verde has been recorded using the equity method with retroactive effects.

            - Through Resolution N(degree) 038-2005-EF/93.01 of February 3, 2006, Peruvian Accounting Standards Board (CNC in Spanish) approved to suspend until December 31, 2006, the mandatory application of the IAS 21 "Effect of the Variations in the Exchange Rates of Foreign Currencies" (revised in 2003), related to the identification and use of a functional currency. Currently, the Company's management is evaluating the indicators that allow the determination of which currency should be used in the financial statements presentation.

     (b)    International Financial Reporting Standards recently issued -
            IFRS 7 - Financial Instruments: Disclosures -This standard has the purpose to provide the sufficient disclosures in the notes to the consolidated financial statements, which allow the users to evaluate the impact that the financial instruments have in the Company's financial position and performance, to understand the nature and scope of the Company's risks as a holder of this financial instruments and how Management controls these risks. This standard is in force for the annual periods beginning after January 1st, 2007 and replaces the disclosures required by IAS 32.

     Reclassifications -

     The Company did not make significant reclassifications to its interim consolidated financial statements for the three-month and six-month periods ended June 30, 2006 and 2005.

Notes to the Consolidated Financial Statements (unaudited) (continued)

     CONSOLIDATED SUBSIDIARIES    -

     The interim consolidated financial statements include the financial statements of the following subsidiaries:

                                                        OWNERSHIP PERCENTAGES AS OF
                                             -------------------------------------------------
                                                DECEMBER 31, 2005           JUNE 30, 2006
                                             -----------------------   -----------------------
SUBSIDIARIES                                   DIRECT      INDIRECT      DIRECT      INDIRECT
------------------------------------------   ----------   ----------   ----------   ----------
                                                 %             %           %            %
Buenaventura Ingenieros S.A                      100.00            -       100.00            -

Compania de Exploraciones, Desarrollo e
  Inversiones Mineras S.A.C. - CEDIMIN            44.83        55.17        44.83        55.17
Compania Minera Condesa S.A                       99.99            -        99.99            -

Compania Minera Colquirrumi S.A                   90.00            -        90.00            -
Consorcio Energetico de Huancavelica S.A          99.99         0.01        99.99         0.01
Contacto Corredores de Seguros S.A                    -        99.99            -        99.99


Inversiones Colquijirca S.A                       61.42            -        61.42            -


Inversiones Mineras del Sur S.A                   78.04            -        78.04            -
Minas Conga S.R.L                                     -        60.00            -        60.00
S.M.R.L. Chaupiloma Dos de Cajamarca              20.00        40.00        20.00        40.00

Minera La Zanja S.R.L                             53.06            -        53.06            -

Minas Poracota S.A                                50.00            -        75.00            -

Minera Minasnioc S.A.C                            60.00            -        60.00            -

SUBSIDIARIES                                                              BUSINESS ACTIVITY
------------------------------------------   ------------------------------------------------------------------------------
Buenaventura Ingenieros S.A.                 Provides advisory and engineering services related to the mining industry.
                                             Extraction, concentration and commercialization of dore and concentrates.
Compania de Exploraciones, Desarrollo e          Holds investments in S.M.R.L. Chaupiloma Dos de Cajamarca, Minas Conga
  Inversiones Mineras S.A.C. - CEDIMIN           S.R.L., and other affiliated companies engaged in mining activities.
Compania Minera Condesa S.A.                 Holds investments in Yanacocha, Buenaventura, and other affiliated companies engaged in mining activities.
Compania Minera Colquirrumi S.A.             Exploration of polymetallic ores.
Consorcio Energetico de Huancavelica S.A.    Provides electric power.
Contacto Corredores de Seguros S.A.          Placement of insurance contracts and administrative and technical services in insurance matters.
                                             Extraction, concentration and commercialization of polymetallic ores,
Inversiones Colquijirca S.A.                     principally zinc and lead, through its subsidiary Sociedad Minera El
                                                 Brocal S.A.A.
                                             Extraction, concentration and commercialization of gold bars and
Inversiones Mineras del Sur S.A.                 concentrates.
Minas Conga S.R.L.                           Owner of mining rights.
S.M.R.L. Chaupiloma Dos de Cajamarca         Owner of the mining concessions explored and exploited by Yanacocha.
                                             Prospection, exploration and exploitation of mineral rights.  Currently is
Minera La Zanja S.R.L.                           engaged in exploration activities.
                                             Prospection, exploration and exploitation of mineral rights.  Currently is
Minas Poracota S.A.                              engaged in exploration activities.
                                             Prospection, exploration and exploitation of mineral rights.  Currently is
Minera Minasnioc S.A.C.                          engaged in exploration activities.

Effective December 30, 2005 and January 2, 2006, Buenaventura acquired 50% and 25% of the capital stock of Minas Poracota S.A. (Poracota), respectively, in exchange for a payment of US$4,501,000. According to the Shareholders agreement signed with Teck Cominco Peru S.A. (hereafter "Teck Cominco"), if a preliminary study to be prepared by Teck Cominco and Buenaventura, indicates that there is a probability of obtaining a production greater than 300,000 ounces of gold per year, Teck Cominco will have the right to recover its position as the owner of the 50% of the capital stock of Poracota and to be the operator of the project. To this effect, Teck Cominco will prepare a feasibility study with a production of 300,000 ounces of gold, assuming the cost of this study. If the project were a smaller one, Buenaventura can opt for buying the remaining 25% of the capital stock of Poracota for US$2,250,000.

3.   SEASONALITY OF OPERATIONS

     The Company and its subsidiaries operate continuously without alterations due to seasonality.

4. CONVENIENCE TRANSLATION OF PERUVIAN NUEVOS SOLES AMOUNTS INTO U.S. DOLLAR AMOUNTS

     The interim consolidated financial statements are stated in Peruvian Nuevos Soles. U.S. dollar amounts are included solely for the reader's convenience, and were obtained by dividing Peruvian Nuevos Soles amounts by the exchange rate for selling U.S. dollars at June 30, 2006 (S/3.260 to US$1), as published by the Superintendencia de Banca y Seguros (Superintendent of Bank and Insurance, or "SBS"). The convenience translation should not be construed as a representation that the Peruvian Nuevos Soles amounts have been, could have been or could be converted into U.S. dollars at the foregoing or any other exchange rate.

5.   CASH AND CASH EQUIVALENTS

     (a)    This item is made up as follows:

                                                           AS OF DECEMBER     AS OF JUNE
                                                              31, 2005         30, 2006
                                                           --------------   --------------
                                                               S/(000)          S/(000)
Cash                                                                1,080            8,610
Demand deposit and saving accounts                                 79,049          195,573
Time deposits (b)                                                 251,973          229,651
                                                           --------------   --------------
Cash balances included in the consolidated statements of
  cash flow                                                       332,102          433,834
Time deposits with an original maturity of more than 90                 -           32,590
  days
                                                           --------------   --------------
                                                                  332,102          466,424
                                                           ==============   ==============

     (b) As of June 30, 2006, it corresponds principally to time deposits in foreign currency for US$57,855,000 and in local currency for S/41,100,000, with annual interest rates ranging from 4.55 % to 5.16% and maturities from 30 to 90 days.

6.   GOLD CERTIFICATES

     In May 2006, the Company acquired one million participations of an Exchange Traded Fund called "Gold ETF" which is endorsed by the World Gold Council, equivalent to 100,000 gold ounces, for cost per unit of US$68.07. As of June 30, 2006 the quotation of the Gold ETF was US$61.23 per each participation, resulting in a net loss of S/22,427,000, which is presented in the caption "Loss from change in the market value of exchange traded funds" in the consolidated statements of income.

7.   INVESTMENTS IN SHARES

     (a)    This item is made up as follows:

                                                   EQUITY OWNERSHIP                       AMOUNT
                                           -------------------------------   --------------------------------
                                               AS OF            AS OF            AS OF             AS OF
                                            DECEMBER 31,       JUNE 30,       DECEMBER 31,       JUNE 30,
                                               2005              2006            2005              2006
                                           --------------   --------------   --------------   ---------------
                                                 %                 %            S/(000)           S/(000)
EQUITY METHOD INVESTMENTS
Minera Yanacocha S.R.L
  Equity share                                      43.65            43.65        1,714,424        1,909,298
Amount paid in excess of fair value of
    assets and liabilities, net                                                      94,245           89,435
                                                                             --------------   --------------
                                                                                  1,808,669        1,998,733
                                                                             --------------   --------------
Sociedad Minera Cerro Verde S.A
  Equity share                                     18.299            18.50          491,933          609,617
Amount paid in excess of fair value of
    assets and liabilities, net                                                     197,754          198,633
                                                                             --------------   --------------
                                                                                    689,687          808,250
                                                                             --------------   --------------
INVESTMENTS CARRIED AT FAIR VALUE
Ferrovias Central Andino S.A                        10.00            10.00            2,207            2,207
Other                                                   -                             1,531            1,553
                                                                             --------------   --------------
                                                                                      3,738            3,760
                                                                             --------------   --------------
Other                                                                                   173            3,493
                                                                             --------------   --------------
                                                                                  2,502,267        2,814,236
                                                                             ==============   ==============

Investment in shares increased in S/311,969,000 between June 30, 2006 and December 31, 2005 because:

                                                                              S/(000)
Share of results in affiliates                                                677,397
Dividends received                                                           (259,870)
Cumulative translation loss from U.S. dollar to Peruvian Nuevos soles of investment in Minera Yanacocha S.R.L. and in Sociedad Minera Cerro
  Verde S.A.A                                                                (115,320)
Acquisition of additional shares in Sociedad Minera Cerro Verde S.A.A          10,002
Other                                                                            (240)
                                                                           ----------
                                                                              311,969
                                                                           ==========

     (b)    The detail of share in affiliated companies is:

                                      FOR THE THREE - MONTH      FOR THE SIX - MONTH
                                      PERIOD  ENDED JUNE 30,    PERIOD ENDED JUNE 30,
                                     -----------------------   -----------------------
                                        2005         2006         2005         2006
                                     ----------   ----------   ----------   ----------
                                       S/(000)      S/(000)      S/(000)     S/(000)
Minera Yanacocha S.R.L                  131,035      281,256      289,037      538,610
Sociedad Minera Cerro Verde S.A.A        15,834       83,817       25,620      135,206
Other                                      (763)       2,398         (623)       3,581
                                     ----------   ----------   ----------   ----------
                                        146,106      367,471      314,034      677,397
                                     ==========   ==========   ==========   ==========

     The increase in the share of results in affiliated companies is due mainly to increase in sales by higher production, higher ore grades and higher internationals prices of the commercialized metals and concentrates.

8.   PROPERTY, PLANT AND EQUIPMENT, NET

     During the six-month period ended June 30, 2006, the Company acquired property, plant and equipment for S/52,651,000 (S/21,574,000 for the six-month period ended June 30, 2005), related mainly to the cyanidation project in the mining unit of Uchucchacua and to the building of a copper flotation process in the Marcapunta Norte project of Sociedad Minera El Brocal S.A.A.

9.   SHAREHOLDERS' EQUITY

     (a)    Declared dividends -

            The information about declared dividends as of June 30, 2006 and 2005 is as follows:

                                                            DECLARED     DIVIDENDS
MEETING/BOARD                                 DATE          DIVIDENDS    PER SHARE
--------------------------------------   --------------   ------------   ----------
                                                               S/            S/
DIVIDENDS 2005
Mandatory annual shareholder's
  meeting                                March 31, 2005     80,623,000         0.58
Less - Dividends paid to Condesa                            (6,198,000)
                                                          ------------
                                                            74,425,000
                                                          ============
DIVIDENDS 2006
Mandatory annual shareholder's
  meeting                                March 30, 2006     99,451,000         0.72
Less - Dividends paid to Condesa                            (7,698,000)
                                                          ------------
                                                            91,753,000
                                                          ============

     (b) As explained in note 2(a), with the purpose of making comparative the consolidated financial statements reported for the three-month and six-month periods ended June 30, 2005, the Company made the following changes:

     - Has given retroactive effect as of January 1, 2005 to the change in accounting principle due to stripping costs, recorded in June 2005.

     - Has given retroactive effect as of January 1, 2005 to the recognition of the investment in Cerro Verde under the equity method, made in December 2005.

            Following, we describe the effect of the changes made as of January 1, 2005:

                                                           CUMULATIVE
                                                          UNREALIZED GAIN
                                                          ON INVESTMENTS
                                            CUMULATIVE       IN SHARES
                              RETAINED     TRANSACTION        CARRIED       MINORITY
                              EARNINGS         LOSS        AT FAIR VALUE    INTEREST
                            ------------   ------------   ---------------   ---------
                               S/(000)        S/(000)         S/(000)        S/(000)
Balance as of January 1,
  2005, before changes           734,059       (148,513)          256,331      66,347
Cumulative loss of change
  in accounting principle
  due to stripping costs
  in El Brocal                   (10,416)             -                 -     (25,684)
Gain (loss) from
  recognizing Cerro
  Verde's investment
  under the equity
  method, carried
  previously at its fair
  value                           75,680        (10,348)         (256,043)          -
                            ------------   ------------   ---------------   ---------
Balance as of January 1,
  2005, after changes            799,323       (158,861)              288      40,663
                            ============   ============   ===============   =========

10.  DEFERRED INCOME TAX AND WORKERS' PROFIT SHARING ASSET, NET

     The deferred income tax and workers' profit sharing asset mainly includes an effect of S/307,736,000 from the deferred revenue from sale of future production and of S/14,432,000 from the officers' compensation accrual (S/245,982,000 and S/12,796,000 as of December 31, 2005, respectively). The increase of the effect in the deferred revenue from sale of future production is directly related with the modification from gold derivative instruments contracts to normal sale contracts, explained in the note 14.

     The amounts of tax and workers' profit sharing expenses presented in the consolidated statements of income for the three-month and six-month periods ended June 30, 2005 and 2006 consist of:

                                    2005         2006
                                 ----------   ----------
                                   S/(000)      S/(000)

WORKERS' PROFIT SHARING
Current                              (8,449)     (26,338)
Deferred                             10,211       14,551
                                 ----------   ----------
                                      1,762      (11,787)
                                 ==========   ==========

INCOME TAX
Current                             (46,734)    (118,938)
Deferred                             35,232       50,229
                                 ----------   ----------
                                    (11,502)     (68,709)
                                 ==========   ==========

11.  BANK LOANS

     During the second quarter of 2006, Consorcio Energetico de Huancavelica S.A. borrowed US$10,000,000 from BBVA Banco Continental. The loans bears annual interest of 6.47 percent.

12.  NET SALES AND COSTS OF OPERATIONS

     During the first semester of 2006, sales increased by approximately 80 percent compared to the first semester of 2005, mainly due to: (i) increase in silver and zinc prices, (ii) higher silver grades in Sociedad Minera El Brocal S.A.A. and (iii) higher production of gold and silver. (see note 15)

     During the first semester of 2006, the operating costs increased by approximately 42 percent compared to the first semester of 2005, primarily due to higher production of gold and silver. (see note 15)

13.  TRANSACTIONS WITH AFFILIATED COMPANIES

     (a) As a result of the transactions presented in the paragraph below, the Company has the following accounts receivable from affiliated companies:

                                    As of         As of
                                 December 31,    June 30,
                                    2005          2006
                                 ------------   ---------
                                   S/(000)       S/(000)
Minera Yanacocha S.R.L               65,666       60,245
Others                                  372        1,848
                                 ------------   ---------
                                     66,038       62,093
                                 ============   =========

     (b) The Company had the following transactions with its affiliated companies:

            S.M.R.L. CHAUPILOMA DOS DE CAJAMARCA ("CHAUPILOMA") -

            Chaupiloma is the legal owner of the mineral rights on the mining concessions exploited by Yanacocha, and receives a 3 percent royalty on the net sales of Yanacocha. During the three-month and six-month periods ended June 30, 2006, the royalties earned amounted to S/49,011,000 and S/92,809,000 (S/31,053,000 and
            S/63,924,000 for the three-month and six-month periods ended June 30, 2005) and are presented as "royalties income" in the consolidated statements of income.

            COMPANIA MINERA CONDESA S.A. ("CONDESA") -

            During the three-month and six-month periods ended June 30, 2006 Yanacocha paid cash dividends to Condesa of S/128,226,000 and S/259,870,000 (S/42,611,000 and S/85,288,000 for the three-month and six-month periods ended June 30, 2005).

            BUENAVENTURA INGENIEROS S.A. ("BISA") -

            Since March 2002, Buenaventura Ingenieros S.A. enters into annual master agreements with Yanacocha to perform functions related to planning, monitoring and administrating the infrastructure projects, as well as analysis, studies and work plan design required by Yanacocha in its operations. On January 1, 2005 these entities signed the service contract GEN-005/05 effective for a period of two years.

            For the three-month and six-month periods ended June 30, 2006, the revenues related to this service contract amounted to approximately S/3,324,000 and S/7,646,000, respectively (S/5,892,000 and S/7,802,000 for the three-month and six-month periods ended June 30, 2005), and is presented in the caption "net sales" of the consolidated statements of income.

            CONSORCIO ENERGETICO DE HUANCAVELICA S.A. ("CONENHUA") -

            In November 2001, Conenhua signed with Yanacocha a 10-year agreement covering electric energy transmission and infrastructure operation, Yanacocha will pay an annual fee of US$3.7 millions. During the three-month and six-month periods ended June 30, 2006, the fees amounted to approximately S/3,151,000 and S/6,374,000 (S/3,150,000 and S/6,302,000 for the three-month and six-month periods ended June 30, 2005, respectively) and are presented in the caption "net sales" of the consolidated statements of income.

14.  NORMAL SALE CONTRACTS OF GOLD -

     In 2006, Buenaventura changes the nature of its gold derivative contracts in order to qualify them as normal sale contracts. In previous years, the Company made similar modifications. As a consequence, the Company does not maintain gold derivative contracts as of June 30, 2006. However, maintains two silver derivative contracts, which fair value is S/1,452,000 as of June 30, 2006.

     Movement of the deferred income from sale of future production for the three-month and six-month periods ended June 30, 2006, is shown bellow:

                                                                         DEFERRED
                                                      COMMITTED        INCOME FROM
                                                       OUNCES         SALE OF FUTURE
                                                       OF GOLD         PRODUCTION
                                                   ---------------   ---------------
                                                                          S/(000)

Beginning balance                                        1,981,000           720,870
Transfer from derivative instruments to deferred
  income from sale of future production                    340,000           258,911
Realized income from sale of future production            (194,000)          (85,442)
                                                   ---------------   ---------------
Ending balance                                           2,127,000           894,339

Less- Non - current portion                             (1,749,000)         (735,930)
                                                   ---------------   ---------------

                                                           378,000           158,409
                                                   ===============   ===============

     As of June 30, 2006 Buenaventura is committed to sell 2,127,000 ounces of gold at prices ranging up US$451 per ounce until October 2012.

15.  STATISTICAL DATA

     Statistical data of the Company related to the volume of inventories sold and average sale prices by product for the three-month and six-month periods ended June 30, 2005 and 2006 are as follows:

     (a)    Volumes sold:

             FOR THE THREE-MONTH PERIOD ENDED     FOR THE SIX-MONTH PERIOD ENDED
                          JUNE 30,                            JUNE 30,
             ---------------------------------   ---------------------------------
                   2005              2006             2005               2006
             ---------------   ---------------   ---------------   ---------------
Gold               92,078 Oz        117,345 Oz        177,306 Oz        217,611 Oz
Silver          3,520,705 Oz      4,391,009 Oz      6,770,734 Oz      8,446,007 Oz
Lead                6,933 TM          7,277 TM         13,764 TM         15,198 TM
Zinc               11,266 TM         14,409 TM         23,802 TM         27,342 TM
Copper                 36 TM             32 TM             59 TM             63 TM

     (b)    Average sale prices:

             FOR THE THREE-MONTH PERIOD ENDED     FOR THE SIX-MONTH PERIOD ENDED
                          JUNE 30,                            JUNE 30,
             ---------------------------------   ---------------------------------
                   2005              2006             2005               2006
             ---------------   ---------------   ---------------   ---------------
Gold               361.98/Oz         381.49/Oz         368.73/Oz         364.74/Oz
Silver               7.05/Oz          12.14/Oz           7.04/Oz          11.65/Oz
Lead               993.39/TM       1,112.83/TM         988.65/TM       1,159.06/TM
Zinc             1,293.45/TM       3,195.54/TM       1,264.02/TM       2,729.54/TM
Copper           3,401.45/TM       7,042.78/TM       3,313.42/TM       6,708.42/TM

16.  EXPLANATION ADDED FOR ENGLISH LANGUAGE TRANSLATION

     The accompanying consolidated financial statements are presented based on accounting basis generally accepted in Peru. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Peru may differ in certain respects to generally accepted accounting principles in other countries.

                                    Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Compania de Minas Buenaventura S.A.A.


                                          /s/ CARLOS E. GALVEZ PINILLOS
                                          --------------------------------------
                                          Carlos E. Galvez Pinillos
                                          Chief Financial Officer

                                          Date: August 7, 2006